

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2024

Brian Hartigan
Chief Executive Officer
Invesco CurrencyShares Japanese Yen Trust
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

> **Re: Invesco CurrencyShares Japanese Yen Trust**
> **Registration Statement on Form S-3**
> **Filed July 1, 2024**
> **File No. 333-280624**

Dear Brian Hartigan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lulu Cheng at 202-551-3811 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Patrick Daugherty